Exhibit 17.3

January 25, 2006

Mr. Michael Moran, Chairman & CEO

Allion Healthcare, Inc.

1660 Walt Whitman Rd. Suite 105

Melville, NY 11747

Dear Mike:

I have read the disclosures made by the Company in its Current Report on Form 8-K filed on January 23, 2006 and, while I do not agree with all of the disclosures made therein, I do not believe it productive to engage in further public debate regarding the facts and circumstances leading to my resignation from the Allion Board of Directors, the reasons which were clearly set forth in my resignation letter dated January 18, 2006.

I find it unfortunate that the Company chose to obfuscate its response to the reasons for my resignation with assertions regarding my view relating to compensation for the Company’s independent directors, a matter which I, as well as the other members of the Compensation Committee, had considered and properly submitted to the full Board of Directors for its consideration. However, I believe that all of my actions were motivated by my desire to assist the Company in taking actions that were in the best interest of the Company and its shareholders and, as I mentioned in my resignation letter, I have been proud to serve the Company and its shareholders as a member of the Board of Directors.

I trust that you will consult with the Company’s legal counsel to ensure that all appropriate filings and disclosures are made by the Company in a timely fashion with respect to the matters addressed herein in accordance with applicable securities laws.

Sincerely,

James B. Hoover

Cc:	Mr. James Spencer, CFO
The Board of Directors of Allion Healthcare, Inc.
Mark Director, Esq., Kirkland & Ellis, LLP
Andrew Herman, Esq., Kirkland & Ellis, LLP

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